July 13, 2018

Terry Howlett
President and Chief Executive Officer
Skinvisible, Inc.
6320 South Sandhill Road, Suite 10
Las Vegas, NV 89120

       Re: Skinvisible, Inc.
           Amendment No. 2 to
           Preliminary Proxy Statement on Schedule 14A
           Filed July 6, 2018
           File No. 000-25911

Dear Mr. Howlett:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 20, 2018 letter.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed July 6,
2018

Effect of the Merger, page 20

1. We note that you have added a chart labeled "Private Placement Dilution Impact - $10
      Million Raise at $30 Million Valuation" on page 21. Please expand your disclosure to discuss the factors considered in estimating the valuation of the Combined Company at
      $30 million and tell us why you believe this is a likely valuation for the Combined
      Company. If it is possible that the Combined Company valuation will be notably lower, please also discuss the dilutive impact a reduced valuation will have on existing
      Skinvisible shareholders.
 Terry Howlett
Skinvisible, Inc.
July 13, 2018
Page 2
Debt Conversion Agreements, page 28

2. We note that you have revised the 0.00000004 to 0.000004 in the first paragraph of this page in response to our prior comment 2. Please also make corresponding changes throughout the document.
Unaudited Pro Form Condensed Combined Financial Statements, page 41

3. In response to our prior comment 6 you state that you have revised the proxy statement to include financial information for the quarter ended March 31, 2018 in accordance with
       Items 17(b)(7) and (8) of Form S-4. However, we note that the financial information included on pages 40 - 44 is not sufficient to meet the financial statement requirements.
       You also state that it is impracticable to provide audited financial statements for the fiscal year ended December 31, 2017. Please provide the financial statements required by Item
       14 of Schedule 14A and Item 17 of Form S-4. To the extent that the financial statements for the fiscal year ended December 31, 2017 are unaudited, please provide additional analysis as to why you believe it is impracticable to provide audited financial statements.
       In particular, you state that an audit may be completed and filed in a Form 8-K, which is required to be filed within 75 days after consummation of the transaction. Please clearly explain why you cannot provide audited financial statements in the proxy statement but will be able to in a Form 8-K.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.


FirstName LastNameTerry Howlett
                                                              Division of
Corporation Finance
Comapany NameSkinvisible, Inc.
                                                              Office of
Healthcare & Insurance
July 13, 2018 Page 2
cc:       Scott Doney
FirstName LastName